SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

AFA MULTI-MANAGER CREDIT FUND

(Name of Issuer)

Common Stock Institutional Class,

(Title of Class of Securities)

00123V 10 3

(CUSIP Number)

Mr. Charles F. Britton

c/o Echelon Investment Partners LP

621 NW 53rd Street, Suite 240

Boca Raton, Florida 33487

Telephone (908) 546-7940

(Name, Address and telephone Number of Person Authorized to Receive Notices and Communications)

June 23, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 00123V 10 3	Page 2 of 9

1	Names of Reporting Persons Echelon Investment Partner Master LP
2	Check the Appropriate Box if a Member of a Group* (A) ☐ (B) ☐
3	SEC Use Only
4	Source of Funds PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,661,135.35
	8	Shared Voting Power
	9	Sole Dispositive Power 2,661,135.35
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Reporting Person 2,661,135.35
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 62.10%
14	Type of Reporting Person PN

CUSIP NO. 00123V 10 3	Page 3 of 9

1	Names of Reporting Persons Echelon Fund GP, LLC
2	Check the Appropriate Box if a Member of a Group* (A) ☐ (B) ☐
3	SEC Use Only
4	Source of Funds AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 2,661,135.35
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,661,135.35
11	Aggregate Amount Beneficially Owned by Reporting Person 2,661,135.35
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 62.10%
14	Type of Reporting Person OO

CUSIP NO. 00123V 10 3	Page 4 of 9

1	Names of Reporting Persons Echelon Investment Partners LP
2	Check the Appropriate Box if a Member of a Group* (A) ☐ (B) ☐
3	SEC Use Only
4	Source of Funds AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 2,661,135.35
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,661,135.35
11	Aggregate Amount Beneficially Owned by Reporting Person 2,661,135.35
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 62.10%
14	Type of Reporting Person PN

CUSIP NO. 00123V 10 3	Page 5 of 9

1	Names of Reporting Persons Echelon GP, LLC
2	Check the Appropriate Box if a Member of a Group* (A) ☐ (B) ☐
3	SEC Use Only
4	Source of Funds AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 2,661,135.35
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,661,135.35
11	Aggregate Amount Beneficially Owned by Reporting Person 2,661,135.35
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 62.10%
14	Type of Reporting Person OO

CUSIP NO. 00123V 10 3	Page 6 of 9

1	Names of Reporting Persons Charles Britton
2	Check the Appropriate Box if a Member of a Group* (A) ☐ (B) ☐
3	SEC Use Only
4	Source of Funds AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 2,661,135.35
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,661,135.35
11	Aggregate Amount Beneficially Owned by Reporting Person 2,661,135.35
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 62.10%
14	Type of Reporting Person IN

CUSIP NO. 00123V 10 3	Page 7 of 9

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Statement”) relates to the institutional class common stock (“Common Stock”) of AFA Multi-Manager Credit Fund, a Delaware statutory trust (the “Issuer”). The address of the Issuer’s principal executive offices is 235 West Galena Street, Milwaukee, WI 53212.

Item 2.	Identity and Background.

This Schedule 13D is filed by Echelon Investment Partners Master LP, a Cayman Islands limited partnership (the "Master Fund"), Echelon Fund GP, LLC, a Delaware limited liability company, Echelon Investment Partners, LP, a Delaware limited partnership, Echelon GP, LLC, Delaware limited liability company and Charles Britton (collectively, the “Reporting Persons”). The principal business of Echelon Investment Partners Master LP is to operate as a private investment fund and engage in any and all lawful purposes. The principal business of Echelon Fund GP, LLC, Echelon Investment Partners, LP and Echelon GP, LLC, is to engage in any and all lawful purposes, and the address of their respective principal offices and of the Master Fund is 621 NW 53rd Street, Suite 240, Boca Raton, FL 33487. Echelon Fund GP, LLC is the general partner to the Master Fund. Echelon GP LLC is the general partner to Echelon Investment Partners, LP which is the investment manager to the Master Fund. The business address of Charles Britton is 621 NW 53rd Street, Suite 240, Boca Raton, FL 33487. Mr. Britton is a citizen of the United States. Mr. Britton's principal business is as the managing member of the general partner to the investment manager and to the general partner to the Master Fund.

During the last five years none of the Reporting Persons have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

As described in Item 6, on June 23, 2021, the Issuer issued an aggregate 2,500,000 shares of Institutional Class Common Stock to the Master Fund for total consideration of $25,000,000. The source of funds was capital contributions from limited partners of the Master Fund. Between September 29, 2021 and September 29, 2022, the Master Fund was issued an additional 161,135.35 shares of Institutional Class Common Stock as a quarterly dividend under the Issuer's dividend reinvestment plan.

Item 4.	Purpose of the Transaction.

The Reporting Persons acquired the securities reported herein for investment purposes. The Master Fund has enrolled in the Issuer's dividend reinvestment plan and is eligible under such plan to received quarterly dividend paid in shares of Institutional Class Common Stock in accordance with the terms of the plan. Notwithstanding the foregoing, the Reporting Persons may at any time modify or change the foregoing purpose.

Except as set forth above, the Reporting Persons have no present plans or proposals which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

a)	The aggregate number of shares of Institutional Class Common Stock that may be deemed to be beneficially owned by the Reporting Persons are 2,661,135.35 shares. This represents approximately 62.10% of the total shares of Institutional Class Common Stock outstanding as of July 1, 2022. This percentage is based upon 4,282,809.136 shares issued and outstanding as of July 1, 2022, based on information contained in Schedule 14C filed by the Issuer with the SEC on August 19, 2022. The Reporting Persons disclaim beneficial ownership except to the extent of any pecuniary interest therein.
b)	The Reporting Persons have the sole power to vote or to direct the vote of, and sole power to dispose or to direct the disposition of, 2,661,135.35 shares of Institutional Class Common Stock.
c)	Except as disclosed herein, none of the Reporting Persons have effected any transaction in the shares of Institutional Class Common Stock during the last 60 days.
d)	To the best knowledge of the Reporting Persons, no person other than the Reporting Persons, or the partners, members or affiliates of the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.
e)	Not applicable.

CUSIP NO. 00123V 10 3	Page 8 of 9

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Joint Filing Agreement

Each of the Reporting Persons entered in an agreement (the “Joint Filing Agreement”) in which the parties agreed to the joint filing on behalf of each of them statements on Schedule 13D with respect to securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached as an exhibit hereto and is incorporated by reference herein.

The foregoing description of the Joint Filing Agreement does not purport to be complete and is qualified in its entirety by the full text of the Joint Filing Agreement, which is filed hereto as Exhibit 1, and is incorporated herein by reference.

Profits Interest Grant Agreement and Repurchase Agreement

In connection with its investment in the Issuer, the Master Fund received 132,743 Series C Units of the Alternative Fund Advisors Holdings, LLC ("AFA Holdings"), the parent company of the Issuer's investment manager, Alternative Fund Advisors, LLC. This represents approximately 8.0% of its outstanding voting units of Alternative Fund Advisors Holdings, LLC. In connection with the grant of these units, the Master Fund entered into two agreements with AFA Holdings each dated June 23, 2021 – the Profits Interest Grant Agreement and the Repurchase Agreement. These agreements provide, among other things, for the vesting of the Series C Units in equal installments on the first, second and third anniversaries of the original purchase date and a repurchase right to AFA Holdings for a price of $0.00001 per unit for any unvested shares, in the event the Master Fund ceases to own 2,500,000 shares of Institutional Class Common Stock, as adjusted for stock splits and the like, at any time before the third anniversary of the original purchase date.

The foregoing descriptions of the Profits Interest Grant Agreement and the Repurchase Agreement do not purport to be complete and is qualified in its entirety by reference to such agreements, which are filed herewith as Exhibit 2 and 3, respectively and are incorporated by reference in its entirety.

Except as described above and herein in this Schedule 13D, there are no other contracts, understandings or relationships (legal or otherwise) among the parties named in Item 2 hereto and between such persons and any person with respect to any of the securities of the Issuer currently owned by the Reporting Persons.

Item 7.	Material to Be Filed as Exhibits.

Exhibit No.	Description

Exhibit 1	Joint Filing Agreement, by and among the Reporting Persons, dated as of December 1, 2022

Exhibit 2	Profits Interest Grant Agreement between Alternative Fund Advisors Holdings, LLC and Echelon Investment Partners Master, LP dated June 23, 2021.

Exhibit 3	Repurchase Agreement between Alternative Fund Advisors Holdings, LLC and Echelon Investment Partners Master, LP dated June 23, 2021.

CUSIP NO. 00123V 10 3	Page 9 of 9

Signature

After reasonable inquiry and to the best of my knowledge and belief I certify that the information set forth in this statement is true, complete and correct.

Dated: December 1, 2022	ECHELON INVESTMENT PARTNERS MASTER LP

	By:	/s/ Charles Britton
	Name:	Charles Britton
	Title:	Authorized Signatory

ECHELON FUND GP, LLC

	By:	/s/ Charles Britton
	Name:	Charles Britton
	Title:	Managing Member

ECHELON INVESTMENT PARTNERS, LP

	By:	/s/ Charles Britton
	Name:	Charles Britton
	Title:	Authorized Signatory

ECHELON GP, LLC

	By:	/s/ Charles Britton
	Name:	Charles Britton
	Title:	Managing Member

/s/ Charles Britton
Charles Britton